IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.



RECD S.E.C.
JUN 2 7 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03025656

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC. — 000906410
(Exact Name of Registrant as Specified in Charter) (Registrant CIK Number)

Form 8-K for June 27, 2003 — 333-103821
(Electronic Report, Schedule or Registration (SEC File Number, if Available)
Statement of Which the Documents Are a Part
(Give Period of Report))

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUL 0 3 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JUNE 27, 2003.

CWMBS, INC.

By: 
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by MORGAN STANLEY & CO. INCORPORATED	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MORGAN STANLEY & CO. INCORPORATED

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-28
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-28

NY1 5402759v1

cwhl-0328-final1 - A8

Morgan Stanley

Balance	$53,000,000.00	Delay	24	WAC	5.828232600
Coupon	5.500	Dated	06/01/2003	NET	5.568032
Settle	06/30/2003	First Payment	07/25/2003	WAM	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-01	5.53	5.48	5.39	5.39	5.39	5.37	5.36	5.34
100-05	5.52	5.46	5.34	5.34	5.33	5.31	5.29	5.27
100-09	5.51	5.44	5.28	5.28	5.28	5.25	5.23	5.20
100-13	5.50	5.41	5.23	5.23	5.22	5.19	5.16	5.13
100-17	5.49	5.39	5.17	5.17	5.17	5.14	5.10	5.06
100-21	**5.48**	**5.36**	**5.12**	**5.12**	**5.12**	**5.08**	**5.04**	**5.00**
100-25	5.47	5.34	5.07	5.07	5.06	5.02	4.97	4.93
100-29	5.46	5.31	5.01	5.01	5.01	4.96	4.91	4.86
101-01	5.45	5.29	4.96	4.96	4.95	4.90	4.84	4.79
101-05	5.44	5.27	4.91	4.91	4.90	4.84	4.78	4.72
101-09	5.43	5.24	4.85	4.85	4.85	4.78	4.72	4.65
WAL	**20.08**	**6.87**	**2.54**	**2.54**	**2.51**	**2.28**	**2.09**	**1.94**
Mod Durn	**11.87**	**5.10**	**2.30**	**2.30**	**2.28**	**2.09**	**1.93**	**1.80**
Principal Window	**Jul03 - Apr27**	**Jul03 - Dec32**	**Jul03 - Jul07**	**Jul03 - Jul07**	**Jul03 - Mar07**	**Jul03 - Jun06**	**Jul03 - Jan06**	**Jul03 - Oct05**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

6/26/2003 12:29 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl-0328-final1 -- A1

Morgan Stanley

Balance	$56,511,797.00	Delay	24	WAC	5.828232600
Coupon	4.150	Dated	06/01/2003	NET	5.568032
Settle	06/30/2003	First Payment	07/25/2003	WAM	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-20	3.55	3.48	3.48	3.48	3.46	3.41	3.36	3.31
101-24	3.51	3.43	3.43	3.43	3.41	3.36	3.31	3.26
101-28	3.47	3.39	3.39	3.39	3.37	3.31	3.26	3.20
102-00	3.43	3.34	3.34	3.34	3.32	3.26	3.20	3.14
102-04	3.39	3.30	3.30	3.30	3.27	3.21	3.15	3.09
102-08	**3.34**	**3.25**	**3.25**	**3.25**	**3.23**	**3.16**	**3.10**	**3.03**
102-12	3.30	3.21	3.21	3.21	3.18	3.11	3.04	2.97
102-16	3.26	3.16	3.16	3.16	3.13	3.06	2.99	2.92
102-20	3.22	3.12	3.12	3.12	3.09	3.01	2.94	2.86
102-24	3.18	3.07	3.07	3.07	3.04	2.97	2.88	2.81
102-28	3.14	3.02	3.02	3.02	2.99	2.92	2.83	2.75
WAL	**3.25**	**2.90**	**2.90**	**2.90**	**2.82**	**2.63**	**2.45**	**2.31**
Mod Durn	**2.98**	**2.68**	**2.68**	**2.68**	**2.61**	**2.45**	**2.30**	**2.17**
Principal Window	**Jan04 - Feb09**	**Jan04 - May08**	**Jan04 - May08**	**Jan04 - May08**	**Jan04 - Oct07**	**Jan04 - Apr07**	**Jan04 - Nov06**	**Jan04 - Jul06**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

6/26/2003 12:28 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl-0328-final1 – A3

Morgan Stanley

Balance	$20,000,000.00	Delay	24	WAC	5.828332600
Coupon	4.500	Dated	06/01/2003	NET	5.568032
Settle	06/30/2003	First Payment	07/25/2003	WAM	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.515625	4.43	4.42	4.42	4.42	4.39	4.37	4.35	4.32
100.640625	4.41	4.40	4.40	4.40	4.37	4.34	4.32	4.29
100.765625	4.39	4.38	4.38	4.38	4.35	4.32	4.29	4.26
100.890625	4.38	4.36	4.36	4.36	4.33	4.29	4.26	4.22
101.015625	4.36	4.34	4.34	4.34	4.30	4.26	4.23	4.19
101.140625	**4.34**	**4.32**	**4.32**	**4.32**	**4.28**	**4.24**	**4.20**	**4.16**
101.265625	4.32	4.30	4.30	4.30	4.26	4.21	4.17	4.12
101.390625	4.31	4.28	4.28	4.28	4.24	4.19	4.14	4.09
101.515625	4.29	4.27	4.27	4.27	4.21	4.16	4.11	4.06
101.640625	4.27	4.25	4.25	4.25	4.19	4.13	4.08	4.02
101.765625	4.26	4.23	4.23	4.23	4.17	4.11	4.05	3.99
WAL	**8.80**	**7.91**	**7.91**	**7.91**	**6.42**	**5.41**	**4.69**	**4.15**
Mod Durn	**7.12**	**6.51**	**6.51**	**6.51**	**5.46**	**4.70**	**4.14**	**3.71**
Principal Window	**May10 - Sep14**	**Jun09 - Sep14**	**Jun09 - Sep14**	**Jun09 - Sep14**	**Jun08 - May12**	**Oct07 - Sep10**	**Apr07 - Aug09**	**Nov06 - Oct08**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

6/26/2003 12:35 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl-0328-final1 – A5

Morgan Stanley

Balance	$42,570,000.00	Delay	24	Index	LIBOR_1MO \| 1.04	WAC	5.828232600
Coupon	2.490	Dated	06/01/2003	Mult / Margin	1.0 / 1.45	NET	5.568032
Settle	06/30/2003	First Payment	07/25/2003	Cap / Floor	7.5 / 1.45	WAM	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-12	2.55	2.54	2.60	2.67	2.76	2.82	2.87	2.92
99-16	2.54	2.53	2.57	2.62	2.69	2.74	2.77	2.80
99-20	2.52	2.52	2.55	2.58	2.62	2.65	2.67	2.69
99-24	2.51	2.51	2.52	2.53	2.55	2.56	2.57	2.58
99-28	2.50	2.50	2.49	2.49	2.48	2.47	2.47	2.47
100-00	**2.49**	**2.49**	**2.47**	**2.44**	**2.41**	**2.39**	**2.37**	**2.35**
100-04	2.47	2.48	2.44	2.40	2.34	2.30	2.27	2.24
100-08	2.46	2.47	2.42	2.36	2.27	2.21	2.17	2.13
100-12	2.45	2.46	2.39	2.31	2.20	2.13	2.07	2.02
100-16	2.44	2.45	2.37	2.27	2.13	2.04	1.97	1.91
100-20	2.43	2.43	2.34	2.22	2.06	1.95	1.87	1.80
WAL	**12.24**	**14.24**	**5.39**	**3.00**	**1.85**	**1.48**	**1.28**	**1.15**
Mod Durn	**10.28**	**11.57**	**4.80**	**2.83**	**1.78**	**1.43**	**1.24**	**1.12**
Principal Window	**Jul03 - Jan20**	**Jul03 - Feb28**	**Jul03 - Nov24**	**Jul03 - Dec09**	**Jul03 - Oct06**	**Jul03 - Nov05**	**Jul03 - Jun05**	**Jul03 - Mar05**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

6/26/2003 12:36 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwhl-0328-final1 – A6

Morgan Stanley

Balance	$15,480,000.00	Delay	24	Index	LIBOR_1MO \| 1.04	WAC	5.828232600
Coupon	13.778	Dated	06/01/2003	Mult / Margin	-2.75 / 16.6375	NET	5.568032
Settle	06/30/2003	First Payment	07/25/2003	Cap / Floor	16.6375 / 0	WAM	359

Price	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-04	14.17	14.17	14.16	14.16	14.15	14.14	14.14	14.13
99-08	14.15	14.15	14.12	14.10	14.07	14.04	14.02	14.01
99-12	14.12	14.13	14.08	14.05	13.98	13.94	13.91	13.88
99-16	14.10	14.10	14.04	13.99	13.90	13.84	13.80	13.76
99-20	14.08	14.08	14.00	13.93	13.82	13.74	13.68	13.63
99-24	14.05	14.06	13.97	13.88	13.74	13.64	13.57	13.51
99-28	14.03	14.03	13.93	13.82	13.65	13.54	13.46	13.38
100-00	14.01	14.01	13.89	13.76	13.57	13.44	13.34	13.26
100-04	13.98	13.99	13.85	13.71	13.49	13.34	13.23	13.13
100-08	13.96	13.97	13.81	13.65	13.41	13.25	13.12	13.01
100-12	13.94	13.94	13.77	13.60	13.33	13.15	13.00	12.88
WAL	12.24	14.24	5.39	3.00	1.85	1.48	1.28	1.15
Mod Durn	5.29	5.49	3.12	2.21	1.51	1.24	1.09	0.99
Principal Window	Jul03 - Jan20	Jul03 - Feb28	Jul03 - Nov24	Jul03 - Dec09	Jul03 - Oct06	Jul03 - Nov05	Jul03 - Jun05	Jul03 - Mar05
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	100 PSA	200 PSA	350 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA

6/26/2003 12:37 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.